

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

<u>Via E-mail</u>
Kevin T. Conroy
President and Chief Executive Officer
Exact Sciences Corporation
441 Charmany Drive
Madison, Wisconsin 53719

     **Re:    Exact Sciences Corporation**
             **Preliminary Proxy Statement on Schedule 14A**
             **Filed May 30, 2014**
             **File No. 001-35092**

Dear Mr. Conroy:

We have limited our review of your filing to the issues addressed in the following comment.

Please respond to this letter by amending your filing and providing the requested information If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Proposal 4—Approval of Amendment to Certificate of Incorporation, page 55</u>

1. We note that you have proposed an amendment to your Certificate of Incorporation to increase your authorized common stock from 100,000,000 to 200,000,000 shares. We also note your statement that the availability of additional shares will permit you to raise capital through equity transactions, but that you have no plans for equity transactions at this time. For the sake of clarity, please revise to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the newly authorized shares for any purpose. If such plans exist, please disclose all material information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Dan Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director